Exhibit 4.10

Demand Promissory Note

This agreement being entered into between Game Face Gaming, Inc. located at 20 East Sunrise Hwy Valley Stream, NY 11581 (Hereinafter referred to as the Borrower/s) and the Lender BSF II LLC located at 5 Dogwood Lane Lawrence, NY 11559 (Hereinafter referred to as the Lender).

For value received, the Borrower hereby unconditionally promises to pay to the order of Lender the sum of eighty five thousand ($85,000) together with interest accrued at the rate of six percent (6%) per year on any unpaid balance.

Borrower has requested that Lender send these funds to Global Fee Group, Inc. with an address of 1862 83rd Street Brooklyn, NY 11214 and Borrower acknowledges that these funds are advanced to Game Face Gaming, Inc and are owed by the Company as if they were sent directly to Game Face Gaming, Inc_

Payable on Demand
The entire outstanding amount shall become immediately payable upon demand by the Lender or holder of this Note, but demand shall not be made before the 15th day of February 2012.

Place of Payment
Payment shall be made at the above stated address of the Lender or at such place as may be designated from time to time in writing by the Lender or holder of this Note. For ease of payment the Borrower may exercise the option to effect payment by direct deposit or electronic transfer of funds into the account of Lender as specified in writing.

Prepayment
The Borrower may prepay this Note in full or in part at any time without premium or penalty. All prepayments shall first be applied to accrued interest and thereafter to the principal loan amount.

Default
Should the Borrower not make full payment within 30 days of demand, this Note may be turned over for collection and the Borrower agrees to pay all reasonable legal fees and collection charges to the extent permissible by law, in addition to other amounts due.

Transfer
The Lender may transfer this Note to another holder without notice to the Borrower and the Borrower agrees to remain bound to any subsequent holder of this Note under the terms of this Note.

Replacement of Note
The Borrower agrees to execute a new Note with the same terms and conditions and remaining value in the event that this Note is lost, stolen or mutilated. The Lender shall release the Borrower of all obligations under the lost, stolen or mutilated Note in lieu of a replacement new Note.

Borrower's Waiver
The Borrower waives presentment for payment, notice of non-payment, off-set, protest and notice of protest and agrees to remain fully bound until this Note is paid in full.

Lender's Indulgence
No relaxation, indulgence, waiver, release or concession of any terms of this Note by the Lender on one occasion shall be binding unless in writing and if granted shall not be applicable to any other or future occasion.

Binding Effect
The terms of this Note shall be binding upon the Borrower's successors and shall accrue to the benefit and be enforceable by the Lender and his/her successors, legal representatives and assigns.

Jurisdiction
This Note shall be construed, interpreted and governed in accordance with the laws of the State of New York and should any provision of this Note be judged by an appropriate court of law as invalid, it shall not affect any of the remaining provisions whatsoever.

General
Where appropriate words signifying one gender shall include the others and words signifying the singular shall include the plural and vice versa.

Paragraph headings are for convenience of reference only and are not intended to have any effect in the interpretation or determining of rights or obligations under this Note.

Signed on this 18h day of January2012.

Lenders Name

Lender's Signature          /s/ Yitz Grossman

Borrowers Name             Game Face Gaming, LLC

Borrower's Signature      /s/ Felix Elinson